BRAD RODGERS

Senior Vice President — Senior Counsel

Writer’s Direct Number: (205) 268-1113

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

E-mail: brad.rodgers@protective.com

January 6, 2023

Via EDGAR and E-mail

Mr. Mark Cowan

Senior Counsel

Disclosure Review Office No. 3

SEC Division of Investment Management

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C.  20549

Re:                             Equitable Financial Life Insurance Company of America

Equitable America Variable Account L

Post-Effective Amendment No. 34 to the Registration Statement on Form N-6

File Nos. 33-82570; 811-04234

Mr. Cowan:

On behalf of Equitable Financial Life Insurance Company of America (the “Company”) and Equitable America Variable Account L (the “Account”), we have filed this letter as correspondence via EDGAR. This letter provides the Company’s responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the above-referenced Post-Effective Amendment No. 34 (the “Prior Amendment”) to the Registration Statement on Form N-6 (the “Registration Statement”) in a phone call with outside counsel for the Company on November 10, 2022.

Along with this letter, we have included pages to the prospectus with revised disclosure in response to Staff comments. The revised disclosure will be included in a future Post-Effective Amendment to the Registration Statement (the “Amendment”) that will be filed with the Commission in April of 2023. The revised pages have been marked to indicate the changes from the Prior Amendment.

For the Staff’s convenience, each Staff comment is set forth in full below, followed by the Company’s response.

1.              Please note the Staff is clarifying how loans are treated in the amended Form N-6 disclosure. In the Staff’s view, loans should be reflected:

•                  In the Benefits Table (Item 11);

•                  In the Fee Table (Item 4);

•                  In the Charges section (Item 7);

•                  In the “Transaction Charges” or “Ongoing Fees and Expenses” rows of the Key Information Table (Instructions 2(b) and 2(c) of Item 2, respectively), as applicable;

•                  In the “Optional Benefits” row of the Key Information Table (Instruction 4(b) of Item 2);

•                  In the Overview of the Contract (Item 3);

•                  In the Principal Risks of Investing in the Contract (Item 5); and

•                  Referenced in other locations throughout the Prospectus, where applicable.

In addition, we are requiring that the Item 13 loan disclosure be placed immediately after the Benefits Table. Please make conforming changes throughout the Prospectus.

Response: The Company has included loan disclosure in each of the above-referenced sections as requested by the Staff.

2.              We note the Form N-6 cover page indicated the filing is proposed to go effective 80 days after filing. A registrant must specify the actual date (e.g., 12/16/22). Otherwise, the proposed effective date will default to 60 days from the date of filing. Accordingly, if the Company intends a different effective date, it will need to make a BXT filing before the 60th day to designate a new effective date.

Response: The Company filed a BXT post-effective amendment on November 18, 2022, within the 60-day timeframe, to designate a new effective date and plans to file a series of BXT post-effective amendments to delay the effective date until the Amendment that will be filed in April 2023.

3.              In the definition of “Valuation Date,” where the circumstances under which a transaction request will be processed on the next Valuation Date are described, please change “on a non-Valuation Date;” to “in the case of a non-Valuation Date.”

Response: The definition of “Valuation Date” has been updated as requested by the Staff.

4.              Please ensure the electronic versions of the Prospectus and the Updating Summary Prospectus include active hyperlinks in the cross-references of the Key Information Table.

Response: The Company will include active hyperlinks in the electronic versions of the Prospectus and the Updating Summary Prospectus as requested by the Staff.

5.              In the “Overview of the Policy” section, the first sentence under “What are the Premiums for this Policy?” on page 6 states that Policy Owners must pay premiums equal to at least the amount necessary to keep the Policy in effect for the first three policy years. However, the definition of “Minimum Monthly Premium” indicates the first two policy years. Please reconcile this disclosure here and throughout the Prospectus.

Response: The Company has revised the disclosure to indicate the required premiums must be at least the amount necessary to keep the Policy in effect for the first two policy years.

6.              Under “What are the Premiums for this Policy?” on page 6 and throughout the Prospectus, please clarify what is the minimum amount after the first two policy years.

Response: The Company has revised the disclosure throughout to clarify that there is no minimum premium amount after the first two policy years.

7.              On page 7, please add the word “subaccounts” after “Equitable America Variable Account L” in the last sentence of the paragraph immediately preceding the bold cross-reference to Appendix A.

Response: The Company added the word “subaccounts” as requested by the Staff.

8.              Under “Allocation options” on page 7, please provide a cross-reference to Appendix A at the end of the first paragraph.

Response: The Company has provided a cross-reference to Appendix A as requested by the Staff.

9.              Under “Grace period and lapse” on page 8, please state what happens if the Policy Owner dies during the grace period.

Response: The Company has included a statement addressing what happens if the Policy Owner dies during the grace period as requested by the Staff.

10.       Please confirm that the Spouse’s Term Rider is the only rider that is no longer available for new elections.

Response: The Company confirms that the Spouse’s Term Rider is the only rider that is no longer available for new elections.

11.       In the “Transaction Fees” Table, we note that the maximum guaranteed charges and the current charges appear to be the same for most charges. Please consider deleting the “Current Charge” column and, for charges that are different, providing the current charge in a footnote.

Response: After careful consideration, the Company respectfully declines to make the change suggested by the Staff in order to maintain consistency in the common content of prospectus disclosure across the Company’s variable insurance contracts.

12.       In the “Periodic Charges Other than Annual Portfolio Expenses” Table, footnote 4 indicates that the charge for the Waiver of Monthly Deduction Rider is based on individual characteristics. Please include the charge for the representative insured required by Instruction 3(b)(i) of Item 4 under Form N-6. If any other optional benefits have charges that vary depending on individual characteristics, please ensure the charge for the representative insured is included for such benefits.

Response: The Company has included the charge for the representative insured for the Waiver of Monthly Deduction Rider in the table as requested by the Staff. The Company confirms that the charge for the representative insured has been included for each optional benefit with charges that vary based on individual characteristics in accordance with Instruction 3(b)(i) of Item 4 under Form N-6.

13.       In the “Principal Risks of Investing in the Policy” section, we note that the term “partial withdrawals” is used, while disclosure elsewhere in the Prospectus refers to “partial surrenders.” Please use consistent terminology throughout the Prospectus to refer to the concept.

Response: The Company has updated the terminology throughout the Prospectus to refer to “partial withdrawals” for consistency.

14.       At the end of the first full paragraph on page 20, please add the following sentence: “However, you will not be required to move your investments from such subaccounts except in the case of a merger or liquidation of the eliminated subaccount.”

Response: After careful consideration, the Company believes the sentence suggested by the Staff comment may not identify all circumstances under which the Company may be permitted by law to move a Policy Owner’s investments involuntarily. The Company has added the following alternative disclosure in response the Staff comment: “However, we will not move your investments from such subaccounts unless applicable law allows us to do so and any required regulatory approvals have been obtained.”

15.       Under “Changes to comply with law” on page 20, please disclose who, if anyone, must be notified of any changes to the Policy, as required by Item 8(d)(3) of Form N-6.

Response: The Company has included disclosure that the Policy Owner will be notified of changes to the Policy as requested by the Staff.

16.       Under “The Guaranteed Interest Account” on page 22, please delete the portion of the paragraph which states that the SEC Staff has not reviewed the disclosure relating to the Guaranteed Interest Account. In addition, please revise the following sentence to state that disclosure regarding the Guaranteed Interest Account “is” subject to generally applicable provisions of the federal securities laws, rather than “may” be subject to such laws.

Response: The Company has revised the disclosure as requested by the Staff.

17.       In the paragraph immediately preceding “Disruptive transfer activity” on page 30, please consider clarifying that transfers to the Guaranteed Interest Account are subject to a limit of $250,000, as disclosed on page 23 of the Prospectus.

Response: The Company has added the disclosure as requested by the Staff.

18.       Under “Sales Fund Charge” on page 48, please revise the first paragraph to clarify the reference to “the following percentage of premiums paid” refers to the table below.

Response: The Company has revised the first paragraph to refer to the table as requested by the Staff.

19.       Under “Financial Statements” on page 57 and throughout, please confirm the dates of the financial statements included.

Response: The Company confirms that the dates of the financial statements that will be included in the Amendment are correct. As noted previously, the Company intends to make a series of BXT filings to delay the effective date until the Company files the Amendment in April 2023, which Amendment will include the financial statements required by Item 28 under Form N-6.

20.       Please delete “and will continue past the current year” from the footnote in Appendix A, as it appears to conflict with the disclosure stating that the fee reductions are temporary.

Response: The Company has removed the language from the footnote as requested by the Staff.

21.       In Appendix A, please indicate whether any Portfolios are restricted for investment (e.g., hard or soft close).

Response: The Company confirms that there are no Portfolios restricted for investment.

22.       In Appendix C, the example of the Guaranteed Death Benefit Rider assumes that on the 24th monthly anniversary, the owner has made “$24 subsequent premium payments” after the initial premium payment of $300. We note that the total of premiums paid is stated to be $7,200 at this time. Please confirm whether the assumption should be that the owner has made “23 subsequent premium payments” (i.e., the initial premium payment of $300 plus 23 subsequent premium payments of $300 each).

Response: The Company has revised the assumption in the example of the Guaranteed Death Benefit Rider to “23” subsequent premium payments.

23.       Under “Financial Statements” in the Statement of Additional Information, please ensure active hyperlinks to the financial statements incorporated by reference are included.

Response: The Company will include active hyperlinks in the electronic versions of the Statement of Additional Information as requested by the Staff.

*  *  *  *  *

We believe that this letter responds to all Staff comments.   As noted above, the Amendment will include the revised disclosure, as well as any currently missing or bracketed information.

If you have any questions regarding this letter, please contact me at 205-268-3581, or our counsel Thomas Bisset at 202-383-0118.  We greatly appreciate the Staff’s efforts in assisting the Company with this filing.

Sincerely,

/s/ Bradford Rodgers
Bradford Rodgers
Senior VP, Senior Counsel

cc:	Mr. Mark Cowan
Mr. Thomas Bisset
Mr. Timothy Graves